Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2007 DEC 27 P 3:40

14 December 2007

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07028792

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Total Voting Rights
3. Holdings in Company

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

RECEIVED

2007 DEC 07 P 3:21

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:02 29-Nov-07
Number	8246I

RNS Number:8246I
Michael Page International PLC
29 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to the notification obligation:

STANDARD LIFE INVESTMENTS LTD

4. Full name of shareholder(s) (if different from 3.):

VIDACOS NOMINEES

5. Date of the transaction and date on which the threshold is crossed or reached if different):

28 NOVEMBER 2007

6. Date on which issuer notified:

29 NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Number of voting Rights
GB0030232317	16,413,602	16,413,602

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
	19,992,619	13,394,947	6,597,672	4.092%	2.015%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,992,619	6.107%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

STANDARD LIFE INVESTMENTS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

ALISON KENNEDY
CORPORATE GOVERNANCE MANAGER - ENGAGEMENT
STANDARD LIFE INVESTMENTS LTD

15. Contact telephone number:

(0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	08:54 30-Nov-07
Number	8525I

RNS Number:8525I
Michael Page International PLC
30 November 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 323,866,397 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 323,866,397.

The above figure of 323,866,397 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:27 12-Dec-07
Number	7310J

Michael Page INTERNATIONAL

RNS Number:7310J
Michael Page International PLC
12 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify) : NO

3. Full name of person(s) subject to the notification obligation: STANDARD LIFE INVESTMENTS LTD

4. Full name of shareholder(s) (if different from 3.): VIDACOS NOMINEES

5. Date of the transaction and date on which the threshold is crossed or reached if different): 10 DECEMBER 2007

6. Date on which issuer notified: 11 DECEMBER 2007

7. Threshold(s) that is/are crossed or reached: 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE GB0030232317

Situation previous to the Triggering transaction

Number of shares	Number of voting Rights
19,992,619	19,992,619

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
23,366,863	15,169,901	8,196,962	4.684%	2.531%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
23,366,863	7.215%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   STANDARD LIFE INVESTMENTS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: ALISON KENNEDY
CORPORATE GOVERNANCE MANAGER - ENGAGEMENT
STANDARD LIFE INVESTMENTS LTD

15. Contact telephone number: (0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

END